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Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

        The following is a press release issued by Central Pacific Financial Corp. on April 15, 2004.

Investor Contact: Neal Kanda VP & Treasurer (808) 544-0622	Media Contact: Ann Takiguchi PR/Communications Officer (808) 544-0685
neal.kanda@centralpacificbank.com	ann.takiguchi@centralpacificbank.com

NEWS RELEASE

CENTRAL PACIFIC TO PURSUE MERGER WITH CITY BANK FOR ANOTHER WEEK

April 15, 2004—Honolulu, HI—Central Pacific Financial Corp. (NYSE CPF) announced today that it has determined to pursue its efforts to merge with CB Bancshares, Inc. (NASDAQ CBBI) for another week. The company indicated that it could not comment further on its decision at this time.

In light of this, the company also announced that the first quarter earnings conference call, scheduled for April 16, 2004, has been postponed, and that a new date and time will be announced through an advisory.

Central Pacific Financial Corp. is a Hawaii-based bank holding company with $2.2 billion in assets. Central Pacific Bank, its subsidiary, is Hawaii's third largest commercial bank with 24 branches statewide, including five supermarket branches and more than 70 ATMs.

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This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of CPF, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy CPF common stock will only be made pursuant to the prospectus and related materials mailed to holders of CBBI securities.

CPF has filed with the SEC an amended registration statement on Form S-4 to register the shares of CPF common stock to be issued in a proposed exchange offer. The registration statement is not final and will be further amended. Subject to future developments, CPF may file proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF's definitive proxy revocation statement as filed on May 22, 2003. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2004 Annual Meeting of Shareholders.

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NEWS RELEASE CENTRAL PACIFIC TO PURSUE MERGER WITH CITY BANK FOR ANOTHER WEEK